Exhibit 26(l)
Actuarial Opinion

TRANSAMERICA LIFE INSURANCE COMPANY
4333 Edgewood Road, N.E.
Cedar Rapids, Iowa 52499-0001

April 25, 2017

RE: Transamerica Life Insurance Company
Separate Account VUL 3
Transamerica Journey
File Nos. 333-192793/811-09715

To The Board of Directors:

This opinion is furnished in connection with the filing by Transamerica Life Insurance Company of Post-Effective Amendment No. 4 (the "Amendment") to the Registration Statement on Form N-6 for the Transamerica Journey flexible premium variable life insurance policy (the "Policy").

I am familiar with the Registration Statement and Exhibits thereof.

In my opinion:

1)	the illustrations of death benefits, cash values, and net surrender values included in the Prospectus are consistent with the provisions of the Policy;
2)
the rate structure of the Policy has not been designed, and the assumptions for the illustrations (including sex, age, rating classification, and premium amount and payment schedule) have not been selected, so as to make the relationship between premiums and benefits, as shown in the illustrations, appear to be materially more favorable than for other prospective purchasers with different assumptions; and

3)	the illustrations represent a rating classification, premium payment amount, and issue age that are fairly representative of Policies sold.

I hereby consent to use of this opinion as an exhibit to the Amendment and to the reference to my name under the heading "Experts" in the Statement of Additional Information.

This document is intended exclusively for the purpose of documenting the above-stated opinion on the Appendix C illustrations and the above stated consents.  This document may not be appropriate for other purposes.

Very truly yours,

/s/Nik Godon
Nik Godon
Actuary and Vice President